UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES ACT OF 1934

(Amendment No.     )*

MESA AIR GROUP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

590479135

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590479135

(1)	Name of reporting persons Ronald W. Burkle
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,764,848 shares
	(8)	Shared voting power None
	(9)	Sole dispositive power 2,764,848 shares
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 2,764,848 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.8% (1)
(14)	Type of reporting person IN

(1)

The percentage ownership is based upon 35,414,284 shares of Common Stock issued and outstanding as of June 30, 2020, as set forth in the Form 10-Q filed by Mesa Air Group, Inc. with the United States Securities and Exchange Commission on August 10, 2020.

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Common Stock”), of Mesa Air Group, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.	Identity and Background.

(a) This statement is being filed by Ronald W. Burkle, an individual.

(b) The principal office of Mr. Burkle is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(c) The present principal occupation or employment of Mr. Burkle is as an investor and as the managing partner and owner of The Yucaipa Companies LLC (“Yucaipa”), a private investment firm, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(d) Mr. Burkle has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Burkle has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Burkle is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by Mr. Burkle to acquire the shares from the Company was $12,546,140.28. All funds in respect of such transactions were paid out of Mr. Burkle’s existing personal funds.

Item 4.	Purpose of Transaction.

Mr. Burkle acquired the shares reported herein for investment purposes. Mr. Burkle presently has no plans or proposals that relate to or would result in any transaction, event, or action enumerated in paragraphs (a) through (j) of the instructions for Item 4 of Schedule 13D. However, Mr. Burkle intends to closely monitor the Company’s performance and may modify his plans in the future, and may elect to acquire additional shares of Common Stock and/or dispose of the shares currently held, or any shares of Common Stock hereafter acquired, depending on Mr. Burkle’s evaluation of various factors.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Burkle beneficially owns 2,764,848 shares, which represents 7.8% of the issued and outstanding shares of Common Stock as of June 30, 2020, as set forth in the Form 10-Q filed by Mesa Air Group, Inc. with the United States Securities and Exchange Commission on August 10, 2020.

(b) Mr. Burkle will have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares beneficially owned by him.

(c) The following shares were purchased by Mr. Burkle through a broker during the prior 60 days (based on settlement date):

Settlement Date	Units	Unit Price	Total
11/13/2020	698,327	$4.22	$2,947,358.94
11/13/2020	347,814	$4.17	$1,449,340.94
11/16/2020	362,839	$4.09	$1,484,127.62
11/17/2020	245,932	$4.30	$1,057,898.63
11/18/2020	495,361	$4.88	$2,419,788.95
11/19/2020	115,929	$4.96	$575,211.88
11/20/2020	91,899	$4.96	$455,727.14
11/23/2020	104,398	$4.99	$521,112.01
11/24/2020	102,972	$4.98	$513,015.77
11/25/2020	118,810	$5.43	$645,121.67
11/25/2020	3,700	$5.00	$18,500.00
11/27/2020	76,867	$5.97	$458,936.73

Total	2,764,848	—	$12,546,140.28

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Burkle.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

RONALD W. BURKLE

/s/ Ronald W. Burkle